Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The
Securities Exchange Act of 1934

For the month of May 2002

Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A. de C.V.

(Translation of Registrant's name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

GRUPO RADIO CENTRO

Earnings Release

IR Contacts:

In Mexico:
Pedro Beltrán / Alfredo Azpeitia.
Grupo Radio Centro, S.A. de C.V.
Tel: 5255-57-28-48 81 or
5255-57 28-49-11

In New York:
Maria Barona
Blanca Hirani
i-advize Corporate
Communications, Inc.
Tel: (212) 406-3690
Email: grc@i-advize.com

RC Listed NYSE

For Immediate Release

April 26, 2002

Grupo Radio Centro Reports First Quarter 2002 Results

Mexico City, April 26, 2002 - Grupo Radio Centro, S.A. de C.V. (NYSE: RC, BMV: RCENTRO-CPO) (the "Company"), one of Mexico's leading radio broadcasting companies, announced today its results of operations for the three months ended March 31, 2002. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos as of March 31, 2002.

For the first quarter of 2002, broadcasting revenue was Ps. 117,639,000, representing a decrease of 21.3% as compared with Ps. 149,543,000 reported for the same period of 2001. This decrease is mainly attributable to lower advertising expenditures by Mexican radio advertisers during the first quarter of 2002 as compared with the same period of 2001, notwithstanding the revenue generated by the Company's new radio station, XEN-AM.

The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the first quarter of 2002 were Ps. 118,275,000, an increase of 8.3% as compared to Ps. 109,214,000 reported for the same period of 2001. This increase mainly resulted from expenses related to the operation of XEN-AM, which did not exist last year.

The Company reported a broadcasting loss (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 636,000 for the first quarter of 2002, compared with broadcasting income of Ps. 40,329,000 reported for the same period in 2001. This change is mainly attributable to the decrease in broadcasting revenue for the quarter.

Depreciation and amortization for the first quarter of 2002 amounted to Ps. 22,997,000, as compared with Ps. 23,100,000 reported for the same period of 2001.

The Company's corporate, general and administrative expenses for the first quarter of 2002 were Ps. 10,540,000, a decrease of 4.2% as compared with Ps. 11,000,000 reported for the same period of 2001. This decrease is mainly due to a reduction in revenue derived from Monitor, which are proportional to the fees paid to Infored.

Primarily as a result of the decrease in broadcasting revenue, the Company reported an operating loss of Ps. 34,173,000 for the first quarter of 2002 as compared to operating income of Ps. 6,229,000 reported for the same period of 2001.

The Company reported negative EBITDA (operating income or loss before deducting depreciation and amortization) of Ps. 11,176,000 for the quarter ended March 31, 2002, as compared with EBITDA of Ps. 29,329,000 reported for the same period of 2001. This change reflects the -operating loss reported for the 2002 period as compared with operating income reported for the 2001 period.

For the first quarter of 2002, the Company had comprehensive financing income of Ps. 2,742,000, compared with a comprehensive financing cost of Ps. 3,494,000 for the same period of 2001. This change is primarily attributable to a reduction in interest expense incurred by the Company under its U.S. dollar-denominated bank loans as a result of a decrease in the principal amounts outstanding under, and a decrease in the interest rates applicable to, such loans in the first quarter of 2002 as compared with the first quarter of 2001. The reduction in interest expense more than offset a substantial decline in interest income as a result of a decrease in cash balances available during the first quarter of 2002 as compared to the first quarter of 2001.

Other expenses, net, for the first quarter of 2002 were Ps. 14,466,000, as compared to Ps. 15,531,000 reported for the same period in 2001. This 6.9% decrease is primarily attributable to a decrease in the losses incurred by the Company's subsidiaries, To2 and Palco Deportivo, in connection with the multimedia activities of these subsidiaries.

For the first quarter of 2002, the Company's loss before provisions for income tax and employees' profit sharing was Ps. 45,897,000, compared with a loss of Ps. 12,796,000 reported for the same period in 2001. As a result of the Company's loss for the first quarters of 2002 and 2001, the Company recorded no provision for income tax or employees' profit sharing for those quarters.

As a result of the foregoing, the Company recorded a net loss of Ps. 45,897,000 for the first quarter of 2002, as compared with a net loss of Ps. 12,796,000 reported for the first quarter of 2001.

* * *

Company Description:
Grupo Radio Centro owns and/or operates 14 radio stations, 12 of which are located in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organización Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

GRUPO RADIO CENTRO, S.A. DE C.V.
CONSOLIDATED UNAUDITED BALANCE SHEETS
as of March 31, 2002 and 2001 expressed
in Mexican pesos ("Ps.") with purchasing power as of March 31, 2002
(figures in thousands of Ps. and U.S. dollars ("U.S. $") [1])

	March 31		
	2002		2001
	U.S. $	Ps.	Ps.
ASSETS			
Current assets:			
Cash and temporary investments	$3,716	33,555	49,391
Accounts receivable:			
Broadcasting	12,230	110,437	141,944
Other	599	5,407	5,936
Income tax recoverable	5,184	46,810	0
Value added tax recoverable	1,313	11,853	29,195
	19,326	174,507	177,075
Guarantee deposit	766	6,915	9,726
Prepaid expenses	1,625	14,673	15,504
Total current assets	**25,433**	**229,650**	**251,696**
Prepaid expenses	12,336	111,391	126,071
Property and equipment	53,054	479,063	495,711
Deferred charges	1,684	15,208	16,835
Guarantee deposit	1,404	12,678	25,734
Excess cost over net book value of assets of subsidiaries, net	92,032	831,033	854,301
Other assets	447	4,048	4,093
Total assets	**$186,390**	**1,683,071**	**1,774,441**
LIABILITIES			
Short-Term:			
Notes payable	17,000	153,507	149,100
Advances from customers	7,356	66,424	86,003
Other accounts payable and accrued expenses	8,937	80,699	57,533
Income tax and other taxes payable	500	4,514	12,115
Total short-term liabilities	**33,793**	**305,144**	**304,751**
Long-Term:			
Bank loans	23,300	210,394	279,449
Deferred taxes	9,277	83,767	93,198
Reserve for labor obligations	2,219	20,039	17,103
Total liabilities	**$68,589**	**619,344**	**694,501**
STOCKHOLDERS' EQUITY:			
Capital stock	110,130	994,456	994,465
Retained earnings	12,664	114,349	130,461
Reserve for repurchase of shares	3,686	33,286	33,322
Accumulated effect of deferred income tax	(9,153)	(82,646)	(82,593)
Deficit on restatement of capital	425	3,838	3,838
Minority interest	49	444	447
Total stockholders' equity	**$117,801**	**1,063,727**	**1,079,940**
Total liabilities and stockholders' equity	**$186,390**	**1,683,071**	**1,774,441**

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 9.0298 per U.S. dollar, the noon buying rate for pesos on March 31, 2002.

GRUPO RADIO CENTRO, S.A. DE C.V.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME

for the three month periods ended March 31, 2002 and 2001 expressed in Mexican pesos ("Ps.") with purchasing power as of March 31, 2002

(figures in thousands of Ps. and U.S. dollars ("U.S. $")[1], except per Share and per ADS amounts)

	March 31		
	2002		2001
	U.S.$	Ps.	Ps.
Broadcasting revenue [2]	13,028	117,639	149,543
Broadcasting expenses, excluding depreciation and amortization and corporate expenses	13,098	118,275	109,214
Broadcasting (loss) income	**(70)**	**(636)**	**40,329**
Depreciation and amortization	2,547	22,997	23,100
Corporate, general and administrative expenses	1,167	10,540	11,000
Operating (loss) income	**(3,784)**	**(34,173)**	**6,229**
EBITDA	**(1,237)**	**(11,176)**	**29,329**
Comprehensive financing cost:			
Interest expense	(515)	(4,648)	(10,693)
Interest income [2]	9	84	1,947
Foreign exchange gain, net	469	4,235	2,800
Gain on monetary position, net	340	3,071	2,452
	303	2,742	(3,494)
Other expenses, net	(1,602)	(14,466)	(15,531)
Loss before the following provisions	**(5,083)**	**(45,897)**	**(12,796)**
Provisions for income tax & employees' profit sharing	0	0	0
Net loss	**(5,083)**	**(45,897)**	**(12,796)**
Net loss applicable to:			
Majority interest	(5,083)	(45,896)	(12,832)
Minority interest	-	(1)	36
	(5,083)	**(45,897)**	**(12,796)**
Net (loss) income for the *LTM* per Series A Share [3]	(0.011)	(0.098)	1.189
Net (loss) income for the *LTM* per ADS [3]	(0.098)	(0.882)	10.701
Weighted average common shares outstanding for the *LTM* (000's) [3]		163,918	167,386

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 9.0298 per U.S. dollar, the noon buying rate for pesos on March 31, 2002

(2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question Advances from advertisers are recognized as broadcasting revenue only when the correspondinç commercial airtime has been transmitted. Interest earned and treated as broadcasting revenue foı the first quarters of 2002 and 2001 was Ps. 162,000 and Ps. 1,182,000, respectively

(3) Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A. de C.V.
(Registrant)

Date: May 20, 2002

By:________________________
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer